To the Board of Directors
of Nacanco Paketleme Sanayi ve Ticaret A.S


28 September 1999

We hereby consent to the incorporation by reference in this Annual Report on Form 10-K of The Fairchild Corporation of our report dated 12 February 1999 on the audit of the financial statements of Nacanco Paketleme Sanayi ve Ticaret A.S. appearing in The Fairchild Corporation Current Report on Form 8-K dated 25 June 1999.

Regards



Zeynep Uras, SMMM
Partner
PricewaterhouseCoopers